Exhibit 99.1

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2024	December 31, 2023
	(unaudited)
ASSETS
Current Assets
Cash	$41,669,523	$18,035,405
Restricted cash	129,635	82,195
Accounts receivable – a related party	121,118	—
Prepayments	229,992	149,304
Prepayments – a related party	27,048,348	24,400,798
Inventories, net	27,190,797	39,999,992
Other current assets	169,005	85,702
Total Current Assets	96,558,418	82,753,396

Non-current Assets
Restricted cash, non-current	2,587,665	879,893
Deferred offering costs	2,576,390	2,084,810
Long-term prepaid expenses	7,311,709	7,757,193
Deposits for property and equipment	1,364,798	1,466,878
Property and equipment, net	130,812,056	142,781,558
Right of use assets	233,357	537,032
Other non-current assets	—	22,250
Total Non-current Assets	144,885,975	155,529,614
Total Assets	$241,444,393	$238,283,010

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$34,008,887	$—
Accounts payable	25,018,771	37,221,124
Contract liabilities	4,913,175	530,817
Contract liabilities – a related party	9,137,458	28,815,934
Due to related parties	68,509,793	96,867,739
Other payable and accrued expenses	3,771,701	5,606,763
Lease liabilities, current	32,901	151,260
Total Current Liabilities	145,392,686	169,193,637

Lease liabilities, non-current	228,240	372,725
Long-term bank borrowings	22,412,628	11,819,527
Total Non-current Liabilities	22,640,868	12,192,252
Total Liabilities	168,033,554	181,385,889

Commitments and Contingencies (Note 14)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 41,000,000 and 41,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)*	4,100	4,100
Additional paid-in capital	50,005,900	49,995,900
Retained earnings	29,252,764	9,702,316
Accumulated other comprehensive loss	(5,851,925)	(2,805,195)
Total Shareholders’ Equity	73,410,839	56,897,121
Total Liabilities and Shareholders’ Equity	$241,444,393	$238,283,010

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Six Months Ended June 30,
	2024	2023
Revenues from related parties	$112,287,775	$—
Revenues from third parties	25,790,220	—
Revenues	138,077,995	—

Cost of revenues – related parties	(84,435,258)	—
Cost of revenues – third parties	(26,995,841)	—
Cost of revenues	(111,431,099)	—
Gross profit	26,646,896	—

Operating expenses
Selling and marketing expenses	(355,026)	—
General and administrative expenses	(3,836,158)	(1,756,468)
Total operating expenses	(4,191,184)	(1,756,468)

Income (loss) from operations	22,455,712	(1,756,468)

Other expenses, net
Interest expenses, net	(1,767,661)	(165,644)
Other expenses, net	(1,137,603)	(148)
Total other expenses, net	(2,905,264)	(165,792)

Income (loss) before income taxes	19,550,448	(1,922,260)

Income tax expenses	—	—
Net income (loss)	$19,550,448	$(1,922,260)

Other comprehensive loss
Foreign currency translation adjustment	(3,046,730)	(1,632,089)
Comprehensive income (loss)	$16,503,718	$(3,554,349)

Weighted average number of ordinary share outstanding – basic and diluted*	41,000,000	41,000,000
Earnings (loss) per share – basic and diluted*	$0.48	$(0.05)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Additional	Retained Earnings	Accumulated other	Total
	Number of shares*	Amount	paid-in capital	(Accumulated deficit)	comprehensive income (loss)	shareholders’ equity
Balance as of December 31, 2022	41,000,000	$4,100	$7,635,319	$(186,839)	$395,658	$7,848,238
Capital injection from shareholders	—	—	42,360,581	—	—	42,360,581
Net loss	—	—	—	(1,922,260)	—	(1,922,260)
Foreign currency translation adjustments	—	—	—	—	(1,632,089)	(1,632,089)
Balance as of June 30, 2023	41,000,000	$4,100	$50,000,000	$(2,109,099)	$(1,236,431)	$46,654,470

Balance as of December 31, 2023	41,000,000	$4,100	$49,995,900	$9,702,316	$(2,805,195)	$56,897,121
Capital injection from shareholders	—	—	10,000	—	—	10,000
Net income	—	—	—	19,550,448	—	19,550,448
Foreign currency translation adjustments	—	—	—	—	(3,046,730)	(3,046,730)
Balance as of June 30, 2024	41,000,000	$4,100	$50,005,900	$29,252,764	$(5,851,925)	$73,410,839

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Six Months Ended June 30,
	2024	2023
Net cash provided by (used in) operating activities	$21,798,732	$(1,860,902)

Cash flows from investing activities:
Purchase of property and equipment	(16,592,618)	(79,638,281)
Purchase of property and equipment from a related party	—	(4,512,810)
Net cash used in investing activities	(16,592,618)	(84,151,091)

Cash flows from financing activities:
Capital injection from shareholders	10,000	42,360,581
Proceeds from short-term bank borrowings	34,680,563	—
Proceeds from long-term bank borrowings	11,363,413	—
Proceeds from borrowings from a related party	5,000,000	44,774,119
Repayment of borrowings to a related party	(27,992,018)	—
Payments of offering costs	(1,569,634)	(593,335)
Net cash provided by financing activities	21,492,324	86,541,365

Effect of exchange rate changes on cash	(1,309,108)	(1,549,580)

Net increase (decrease) in cash	25,389,330	(1,020,208)
Cash and restricted cash at beginning of period	18,997,493	2,065,448
Cash and restricted cash at end of period	$44,386,823	$1,045,240

Supplemental cash flow information
Cash paid for interest expense to a bank	$1,059,748	$—
Cash paid for interest expense to a related party	$631,388	$—
Cash paid for income tax	$—	$—

Supplemental cash flow information for non-cash operating, investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$472,163
Purchase of property, plant and equipment financed by accounts payable	$23,024,401	$14,749,735
Payment of offering cost financed by other payable	$700,000	$—

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30, 2024	December 31, 2023
Cash	$41,669,523	$18,035,405
Restricted cash	129,635	82,195
Restricted cash, non-current	2,587,665	879,893
	$44,386,823	$18,997,493

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

TOYO Co., Ltd. (“TOYO”) was incorporated on May 16, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 8, 2022, through its a wholly owned subsidiary Vietnam Sunergy Cell Company Limited (“TOYO Solar”), which is a limited liability company established under the laws of the Socialist Republic of Vietnam (“Vietnam”). TOYO and its subsidiaries (the “Company”) are primarily engaged in design, manufacture and sales of solar cells and solar modules and related businesses.

The accompanying consolidated financial statements reflect the activities of TOYO and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
TOYO	May 16, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of TOYO
TOPTOYO Investment Pte. Ltd. (“TOYO SinCo”)	April 26, 2023	Singapore	100	Investment holding
TOYO Solar	November 8, 2022	Vietnam	100	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO China Co., Ltd. (“TOYO China”)	November 20, 2023	China	100	Sales of solar cells and solar modules and related businesses

Reorganization

On February 27, 2024, TOYO completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of TOYO Solar prior to the reorganization. TOYO and TOYO SinCo were established as holding companies of TOYO Solar, and all of these entities are under common control which results in the consolidation of TOYO Solar, which have been accounted for as a reorganization of entities under common control at carrying value.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share (the “Ordinary Shares”), to all existing shareholders on a pro rata basis.

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC

On August 10, 2023, TOYO entered into the Agreement and Plan of Merger (as amended on December 6, 2023, February 6, 2024 and February 29, 2024, the “Business Combination Agreement”) with Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOYO SinCo, and TOYO Solar (together with TOYO, Merger Sub and TOYO SinCo, the “Group Companies”, or each individually, a “Group Company”), VSun Joint Venture Stock Company (“VSun JV”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo” and together with WAG and Belta, collectively, the “Sellers”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSun JV, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) TOYO (“PubCo”) acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar in exchange for one (1) Ordinary Shares (and such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company from VSun JV at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) the Company shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, the Sellers shall hold an aggregate of 41,000,000 Ordinary Shares, representing all issued and outstanding share capital of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Transactions.”

Among the 41,000,000 Ordinary Shares, an aggregate of 13,000,000 shares held by the Sellers were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Transactions and will be released from the escrow account and delivered to Sellers as following:

a.	Following the closing of Transactions, if the net profit of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the Sellers, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the Sellers to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

The Transactions was consummated on July 1, 2024. Following the consummation of the Transactions, the ordinary shares of TOYO commenced trading on the Nasdaq Stock Market on July 2, 2024, under the symbol “TOYO.”

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (’‘U.S. GAAP’’) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of income for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in $.

In general, assets and liabilities of the Company whose functional currency is not the $, are translated into $, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company is recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from VND into $ has been made at the following exchange rates for the respective periods:

	June 30, 2024	December 31, 2023
VND exchange rate for balance sheet items, except for equity accounts	25,455	24,270

	For the Six Months Ended June 30,
	2024	2023
VND exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	24,962	23,527

No representation is made that the VND amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks and rewards of the products. Write downs are recorded in cost of revenues in the unaudited condensed consolidated statements of operations and comprehensive income. For the six months ended June 30, 2024 and 2023, the Company provided inventory provision of $4,008,858 and $nil, respectively, to the account of “cost of revenues” in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) since its setup. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from sales of solar cells.

The Company officially commenced sales of solar cells to customers in the second half of 2023. The Company recognizes revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require the Company to make liquidated damage payments to the customer if the Company fails to ship or deliver solar cells before scheduled dates. The Company recognizes these liquidated damages as a reduction of revenue. For the six months ended June 30, 2024 and 2023, the Company did not incur such liquidation damages.

Sales agreements typically contain the assurance-type customary product warranties if defects in solar cells exceeds 0.4% of delivered quantity. The assurance-type product warranties are subject to ASC 450, Contingencies. As of June 30, 2024 and December 31, 2023, the Company did not accrue warranty liabilities.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2024, the Company had contract liabilities of $4,913,175 and $9,137,458 from third party customers and related party customers, respectively, which were expected to be recognized as revenues in the six months ending December 31, 2024. As of December 31, 2023, the Company had contract liabilities of $530,817 and $28,815,934 from related party customers, respectively, which were recognized as revenues in the six months ended June 30, 2024.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2024, income tax returns for the tax years ended December 31, 2023 and 2022 remain open for statutory examination.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company qualifies as an EGC as of June 30, 2024 and has elected to apply the extended transition period.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 would have a significant impact on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company does not expect the adoption of ASU 2023-07 would have a significant impact on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the financial position, statements of operations and cash flows.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and December 31, 2023, the Company held cash and restricted cash of $44,386,823 and $18,997,493, respectively. All of cash and restricted cash were deposited in financial institutions located in Vietnam and are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in Vietnam which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

2) Foreign currency risk

As of June 30, 2024 and December 31, 2023, substantially all of the Company’s purchase and operating expenses activities and the Company’s assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

3) Concentration risk

The Company commenced sales to customers since the second half of 2023. The Company has a concentration of its revenues with specific customers and accounts payable with specific vendors.

For the six months ended June 30, 2024, one related party customer accounted for 81% of total revenues. For the six months ended June 30, 2024, two third party customers accounted for 47% and 43% of revenues generated from third parties, respectively.

As of June 30, 2024, three suppliers from third parties accounted for 18%, 16%, and 14% of accounts payable, respectively. As of December 31, 2023, four suppliers from third parties accounted for 30%, 15%, 12% and 11% of accounts payable, respectively.

For the six months ended June 30, 2024, one related party supplier accounted for 100% of total purchases of inventories from a related party. For the six months ended June 30, 2024, two third party suppliers accounted for 55% and 16% of purchases of inventories from third parties, respectively. For the six months ended June 30, 2024, one related party supplier and one third party supplier accounted for 50% and 27% of total purchases of inventories, respectively. For the six months ended June 30, 2023, the Company did not commence operations and did not purchase from suppliers.

For the six months ended June 30, 2024, two third party suppliers accounted for 20% and 17% of purchases of property and equipment, respectively. For the six months ended June 30, 2023, four third party suppliers accounted for 35%, 17%, 16% and 13% of purchases of property and equipment, respectively.

3. LIQUIDITY CONDITION AND GOING CONCERN

As of June 30, 2024 and December 31, 2023, the Company had working capital deficits of approximately $48.8 million and $86.4 million, respectively. This condition raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of August 19, 2024, the Company launched six production lines and had cash of approximately $23.0 million, which is placed with financial institutions and is unrestricted as to withdrawal or use. In addition, the Company expected to raise funds from banks and related parties to support its operating activities. On April 26, 2023, the Company entered into a three-year bank credit facility with Joint Stock Commercial Bank for Investment and Development of Vietnam (“BIDV”), under which the Company can draw-down up to $90 million by April 25, 2026. As of August 19, 2024, the Company has drawn down approximately $22.4 million from BIDV and had unused credit facility of approximately $67.6 million. On January 31, 2024, the Company entered into a revolving bank credit facility with BIDV, under which the Company can draw-down up to $100 million by January 30, 2025. The Company expected to renew the revolving bank credit facility with BIDV upon maturity. Each loan is repayable in five months from its borrowing. As of August 19, 2024, the Company has drawn down approximately $37.0 million from BIDV and has unused credit facility of approximately $63.0 million.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

3. LIQUIDITY CONDITION AND GOING CONCERN (cont.)

The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying unaudited condensed consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the unaudited condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

4. INVENTORIES, NET

Inventories, net consisted of the following:

	June 30, 2024	December 31, 2023
	(unaudited)
Raw materials	$10,501,330	$24,695,737
Finished goods	20,620,684	15,296,147
Goods in transit	—	8,108
	31,122,014	39,999,992
Less: inventory write-down	(3,931,217)	—
Total inventories, net	$27,190,797	$39,999,992

For the six months ended June 30, 2024, the Company provided inventory write-down of $4,008,858 against finished goods, because the carrying amount of certain finished goods were below sales price. For the six months ended June 30, 2023, the Company did not provide inventory write-down because the Company did not commence operations until second half of 2023.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2024	December 31, 2023
	(unaudited)
Construction in progress	$7,238,320	$44,139,576
Machinery	111,831,332	84,976,059
Building	18,208,030	14,996,749
Office equipment	7,035,476	847,144
Vehicle	364,217	382,000
	144,677,375	145,341,528
Less: accumulated depreciation	(13,865,319)	(2,559,970)
	$130,812,056	$142,781,558

Depreciation expense was $11,650,157 and $10,273 for the six months ended June 30, 2024 and 2023, respectively.

The Company commenced its operations since November 2022. For the six months ended June 30, 2024 and 2023, the Company incurred costs in designing plants, construction of plants, installation of machinery in the plants, which were incremental costs to construct a plant. As of June 30, 2024 and December 31, 2023, all of the property and equipment were collateralized for the long-term borrowings from BIDV.

As of June 30, 2024, the Company has drawn down loans of approximately $22.4 million from BIDV and had unused line of credit of approximately $67.6 million. As of December 31, 2023, the Company has drawn down loans of approximately $11.8 million from BIDV and had unused line of credit of approximately $78.2 million.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. LONG-TERM PREPAID EXPENSES

In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“land use rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the land use rights, which was accounted for as an operating lease right-of-use asset (Note 6), and a total fee of $8.2 million for the public infrastructures, respectively. As of December 31, 2023, the Company fully paid the service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from these public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.

Long-term prepaid expenses was comprised of the following:

	June 30, 2024	December 31, 2023
	(unaudited)
Prepaid expenses for public infrastructure	$7,592,929	$7,963,659
Less: accumulated amortization	(281,220)	(206,466)
	$7,311,709	$7,757,193

For the six months ended June 30, 2024 and 2023, the amortization expenses for long-term prepaid expenses is $86,032 and $91,536, respectively.

7. OPERATING LEASE

In November 2022, the Company leased land use rights in Vietnam under non-cancelable operating leases, with lease term of 45 years. The land is free of charge for the first five years and will be charged of rental fee of approximately $32,300 per annum. The Company constructed plants for manufacturing cells on the land use rights. For the six months ended June 30, 2023, the Company entered into certain staff dormitory lease agreements with third party lessors, all with a lease term of 3 years. For the six months ended June 30, 2024, the Company terminated certain long-term staff dormitory lease agreements with third party lessors.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2024	December 31, 2023
	(unaudited)
Right of use assets	$233,357	$537,032

Operating lease liabilities, current	32,901	151,260
Operating lease liabilities, noncurrent	228,240	372,725
Total operating lease liabilities	$261,141	$523,985

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

7. OPERATING LEASE (cont.)

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2024	2023
Weighted average remaining lease term (years)	40.1	32.9
Weighted average discount rate	11%	11%

For the six months ended June 30, 2024, operating lease expenses were $183,889, among which $149,785 was incurred for short-term lease. For the six months ended June 30, 2023, operating lease expenses were $76,427, among which $20,085 was incurred for short-term lease.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

June 30, 2024
For the year ending December 31, 2024	18,912
For the year ending December 31, 2025	35,764
For the year ending December 31, 2026	—
For the year ending December 31, 2027	33,180
For the year ending December 31, 2028	33,180
Thereafter	1,260,839
Total lease payments	1,381,875
Less: Imputed interest	(1,120,734)
Present value of operating lease liabilities	$261,141

8. LINE OF CREDIT

On April 26, 2023, the Company entered into a three-year bank credit facility with BIDV, under which the Company can draw-down up to $90,000,000 by April 25, 2026. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% since August 2023, and further reduced to 6.5% since March 2024. As of June 30, 2024, the credit facility was collateralized by all of the Company’s property and equipment (Note 5) and equity interest of $50 million owned by VSun JV.

As of June 30, 2024, the Company has drawn down loans of approximately $22.4 million from BIDV and had unused line of credit of approximately $67.6 million. Each loan is repayable upon maturity of the bank credit facility. As of December 31, 2023, the Company has drawn down loans of approximately $11.8 million from BIDV and had unused line of credit of approximately $78.2 million.

For the six months ended June 30, 2024, the Company recognized interest expenses of $532,514, among which $73,479 was capitalized in property and equipment. For the six months ended June 30, 2023, the Company did not recognize interest expenses because the Company did not drawn down loans from BIDV as of June 30, 2023.

On January 31, 2024, the Company entered into a one-year revolving bank credit facility with BIDV, under which the Company can draw-down up to $100,000,000 by January 30, 2025. Each loan is repayable in five months. As of June 30, 2024, the Company has drawn down approximately $34.7 million from BIDV and has unused credit facility of approximately $65.3 million. (Note 9)

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. SHORT-TERM BORROWINGS

In connection with the revolving bank credit facility the Company entered into with BIDV in January 2024 (Note 8), the Company has drawn down loans of approximately $34.7 million for working capital purpose for the six months ended June 30, 2024. The borrowings bore interest rate ranging between 3.6% and 4% per annum.

For the six months ended June 30, 2024, the Company recognized and fully paid interest expenses of $324,736.

10. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Singapore

TOYO SinCo is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

TOYO China is subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Vietnam

TOYO Solar is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023 when Company generated taxable income through year 2024. The Company is entitled to a preferential income tax rate of 10% for four years ended December 31, 2025 through 2028.

For the six month ended June 30, 2024 and 2023, the Company did not incur any current or deferred income tax expenses.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the six months ended June 30, 2024 and 2023, the Company had no unrecognized tax benefits. The Company does not believe that its uncertain tax position will materially change over the next twelve months.

11. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions for the six months ended June 30, 2024 and 2023, or recorded balances as of June 30, 2024 and December 31, 2023.

Name	Relationship with the Company
Fuji Solar Co., Ltd. (“Fuji Solar”)	Controlled by the controlling shareholder of the Company
VSun JV	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSun JV
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSun JV
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSun JV

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2024	2023
Sales to a related party
VSun JV	$111,675,535	$—
VSun China	341,417	—
VSun Bac Ninh	251,293	—
VSun USA	19,530	—
	$112,287,775	$—
Purchase of raw materials from a related party
VSun China	$63,085,633	$—
	$63,085,633	$—
Payment of operating expenses by related parties on behalf of the Company
VSun JV	$—	$75,292
VSun China	—	991,395
	$—	$1,066,687
Repayment of operating expenses to related parties paid on behalf of the Company
VSun JV(a)	$148,000	$—
Prepayments of raw materials to a related party
VSun China(b)	$27,582,554	$120,422
Prepayments of equipment to a related party
VSun China	$—	$4,512,810
Repayments of equipment to a related party
VSun JV	$1,548,578	$—
Borrowings from a related party(c)
VSun JV	$—	$44,774,119
Repayment of borrowings to a related party(c)
VSun JV	$27,992,018	$—
Accrual of interest expenses on borrowings from a related party(c)
VSun JV	$1,005,286	$167,481
Repayment of interest expenses on borrowings from a related party(c)
VSun JV	$631,388	—

(a)	For the six months ended June 30, 2024, the Company repaid operating expenses of $148,000 to VSUN JV which paid operating expenses on behalf of the Company in the year of 2023.
(b)	For the six months ended June 30, 2024, the Company also made prepayments of $27,582,554 to VSUN China for raw materials, all which were expected to be delivered to the Company in the second half of 2024.

For the six months ended June 30, 2023, the Company also made prepayments of $120,422 to VSUN China for raw materials, all which were delivered to the Company in the second half of 2023.

(c)	For the six months ended June 30, 2023, the Company borrowed loans of approximately $44.8 million (VND 1.1 trillion) from VSun JV as working capital and payment for property and equipment. Each loan is matured in one year from borrowing. The interest rate of borrowings were 9.5% before August 2023, and reduced to 8% and 7%, respectively, in August 2023 and September 2023, and further reduced to 3% in March 2024.

For the six months ended June 30, 2024, the Company repaid to VSun JV loan principal of approximately $28.0 million (VND 0.7 trillion) and interest of approximately $0.6 million (VND 15.8 billion).

For the six months ended June 30, 2024 and 2023, the Company accrued interest expenses of $1,005,286 and $167,481 on the borrowings. Interest expenses are payable on demand.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

Accounts receivable – a related party

Related party	Nature of balance	June 30, 2024	December 31, 2023
VSun China	Sales to the related party	$121,118	$—

Prepayments — a related party

Related party	Nature of balance	June 30, 2024	December 31, 2023
VSun China	Prepayments for raw materials	$27,048,348	$24,400,798

Contract liabilities — a related party

Related party	Nature of balance	June 30, 2024	December 31, 2023
VSun JV	Advance for solar cells	$9,137,458	$28,815,934

Due to related parties

Related party	Nature of balance	June 30, 2024	December 31, 2023
VSun JV	Borrowings	$65,170,359	$91,898,361
VSun JV	Interest payable	3,329,004	3,106,985
VSun JV(a)	Payment of public infrastructure services on behalf of the Company	—	1,592,732
VSun JV	Payment of other operating expenses on behalf of the Company	10,430	163,159
VSun China	Payment of other operating expenses on behalf of the Company	—	26,925
Fuji Solar	Payment of offering costs on behalf of the Company	—	79,577
		$68,509,793	$96,867,739

(a)	Pursuant to the agreement of using public infrastructure (Note 6), the Company was obliged to pay public infrastructure service fees of approximately $8.2 million (VND 193.3billion). As of June 30, 2024 and December 31, 2023, the Company had payables of $nil and $1.6 million, respectively, due to VSun JV.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. EQUITY

Ordinary shares

TOYO’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share.

On February 23, 2024, the Company issued 41,000,000 shares of ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis.

The issuance was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 41,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 41,000,000 ordinary shares issued and outstanding prior to completion of this offering.

As of June 30, 2024 and December 31, 2023, the Company had 41,000,000 ordinary shares issued and outstanding.

Capital injection from shareholders

For the six months ended June 30, 2024 and 2023, VSUN JV made capital injection of $10,000 and $42,360,581 to the Company, respectively. The Company recorded the capital injection in the account of additional paid-in capital.

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Net income (loss)	$19,550,448	$(1,922,260)
Weighted average number of ordinary share outstanding – basic and diluted	41,000,000	41,000,000
Earnings (loss) per share – basic and diluted	$0.48	$(0.05)

14. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2024, the Company entered into certain construction agreements with vendors to build its plant in Vietnam. Future minimum capital payment under non-cancellable agreements are as follows:

Minimum capital payments
For the six months ending December 31, 2024	$13,831,707
For the twelve months ending December 31, 2025	6,489,771
$20,321,478

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these unaudited condensed financial statements were issued. Except as discussed below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

Closing of Business Combination

On July 1, 2024, TOYO completed the Transactions between TOYO, TOYO Solar, and BWAQ. The listed company following the Transactions is TOYO. The ordinary shares of TOYO commenced trading on the Nasdaq on July 2, 2024, under the ticker symbol “TOYO.”

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, TOYO, the Sellers, BWAQ, the sponsor of BWAQ (the “Sponsor”), TOYO Solar and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement, which was entered into among the Sponsor, BWAQ and TOYO on August 10, 2023. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 Founder Shares into the right to receive Ordinary Shares at the closing of the Transactions. The Sponsor is also relieved of any of its obligations with respect to either the subscription of additional BWAQ Class A Ordinary Shares or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement. On July 1, 2024, such 1,380,000 Founder Shares were converted into 1,380,000 Ordinary Shares upon the consummation of the Transactions.

PIPE Purchase Agreement

On March 6, 2024, TOYO entered into the PIPE Purchase Agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”), with BWAQ and NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”). Pursuant to the PIPE Purchase Agreement, NOTAM purchased a total of 600,000 BWAQ Class A Ordinary Shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Purchase Agreement also provides that TOYO agrees to issue additional Ordinary Shares to NOTAM after the consummation of the Business Combination, subject to certain terms and conditions therein. On July 1, 2024, the Company issued 600,000 ordinary shares to NOTAM in exchange for the 600,000 NOTAM PIPE Shares. On August 9, 2024, upon the receipt of the notice of purchase from NOTAM dated August 5, 2024, TOYO issued additionally 500,000 Ordinary Shares to NOTAM pursuant to the PIPE Purchase Agreement.

Borrowings and repayment of borrowings

For the period from July 1, 2024 through the date of this report, the Company drew down approximately $2.3 million from the revolving bank credit facility and repaid borrowings of approximately $12.7 million underlying the revolving bank credit facility.